February 10, 2022

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:	Tyler Howes and Tim Buchmiller, Staff Attorneys

Re :	Sharps Technology, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 21, 2022
CIK No. 0001737995

Dear Mr. Howes and Mr. Buchmiller:

On behalf of Sharps Technology, Inc. (the “Company”), please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 31, 2022 relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 21, 2022.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the comment letter have been restated and are followed by the Company’s responses in italics.

Draft Registration Statement on Form S-1 submitted January 21, 2022 Use of Proceeds, page 16

Use of Proceeds, page 16

1.	We note that you intend to use a portion of the net proceeds of this offering to pay off outstanding promissory notes issued in December 2021. Please revise to disclose the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S- K for guidance.

Response:

The use of proceeds section has been revised to disclose the use of the proceeds of the indebtedness in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Summary of Significant Accounting Policies

Stock-Based Compensation Expense, page 22

2.	We reissue, in part, prior comment 5 in our letter dated December 30, 2021. Please revise to disclose how you determined the fair value of the common stock underlying your stock options issued as compensation and restricted stock awards. For example, if true, disclose that you used the value ascertained from the private placements completed during the period of issuance as noted in your response to prior comment 6.

Response:

The disclosure regarding stock-based compensation expense has been revised to disclose that the Company determined the fair market value of the stock underlying the options issued as compensation, and for the restricted stock awards, based on the price at which the Company sold stock in private placements completed by the Company during the period such options and restricted stock were issued.

Background and Overview, page 30

3.	We note your response to prior comment 10 and that you believe the probable acquisition of Safegard is not expected to meet the definition of a business under ASC 805. The definition of a business for purposes of providing pro forma information and financial statements under Rule 3-05 is in Rule 11-01(d) of Regulation S-X. This definition of a business differs from ASC 805 and includes a presumption that a separate entity, subsidiary or division is a business. Please tell us how you analyzed the criteria in Rule 11-01(d). Explain in detail how the nature of the revenue producing activity of Safegard (i.e. production of syringes) compares to the activity associated with the acquired assets after the acquisition.

Response:

The Company has considered Rule 11-01(d) of Regulation S-X which provides that the term “business” should be “evaluated in light of the facts and circumstances involved”. In the Company’s analysis of the Safegard acquisition based on the following factors, the Company emphasizes that “sufficient continuity” of the acquired business does not exist.

While it is true that Safegard and the Company can generically be deemed syringe manufacturers, the specifics of each company are vastly different. The Company has developed and obtained patent protection for its “safety and “low dead space” products, which is an essential element for commercial success. The Company’s products are referred to as Active Safety Products vs the syringes which were previously marketed by Safegard. The Company’s products have required extensive research and development efforts and costs and are being marketed to different customers requiring the above features.

The manufacturing of the Company’s product has required the design and the purchase of custom molds, molding and assembly machinery through December 31, 2021 in excess of $3 million. The Company is not advantaged by any of Safegard’s molds, means of assembly or intellectual property for the manufacturing of the Company’s products. The Company is making a different product at the Safegard facilities.

Safegard’s products are no longer patent protected and to the Company’s knowledge had no industry approval. The Company’s products have received industry approval from Pfizer and confirmation of its ultra – low waste testing, from Moderna. As previously noted, the basis for the acquisition is principally to acquire a dormant manufacturing facility and re-employ certain of Safegard’s manufacturing workforce if trainable and able to overcome a need for fluency in English.

Further, the following factors support the Company’s assessment that it is not acquiring a continuing business.

In the Company’s initial response, the Company indicated that “Safegard had limited business activity in 2020 and in fact had stopped producing their products when the Company originally entered into the Asset/Share Purchase Agreement with Safegard on June 10, 2020”. Safegard have advised that the last sale of their generic, low-price syringe occurred in January 2019 which was three years ago. The acquisition agreement states in Recital B, “that the business has incurred consistent operating business losses for a considerable number of years and that in the absence of ongoing monthly funding the Company is not considered a going concern.” Further, no products of Safegard will be continued, no customer list and no sales force will be acquired.

The Company would also like to respectfully state that there is no financial information from Safegard’s financial statements that would be relevant to an investor in the Company’s securities. As noted above, Safegard made its last sale in January 2019 which is over 3 years ago. After that, Safegard ceased operations but were required by European law to maintain their employees. In 2020, the Company began a test to see if it could utilize the facility of Safegard to manufacture its products. During the test phase, it paid 50% of the expenses of operating the facility and then began paying 100% of the expenses. The Company purchased all new molding equipment and continues to assess the ability to retrofit the equipment of Safegard for manufacturing the Company’s products. These operations were reflected in the Company’s 2020 financial statements. In 2021, all of the expenses of the facility were borne by the Company and are reflected in the Company’s financial statements.

Business

Intellectual Property, page 34

4.	Please revise to include a more fulsome discussion of specific products, product groups, or technologies to be protected by corresponding nonprovisional patent applications filed after this provisional patent application. Please also discuss what a provisional patent application is and what rights flow from this type of application.

Response:

Since the filing of the last draft registration statement, the Company has filed corresponding patent applications for the previously disclosed provisional patent application. Accordingly, the Company does not currently have any provisional patent applications. The intellectual property section has been revised to provide a more fulsome discussion of the corresponding nonprovisional patent applications filed after the provisional patent application. Because the Company no longer has any provisional applications, a discussion of provisional patent applications has not been added.

Management, page 35

5.	We note your revised disclosure in response to prior comment 12. For the background disclosure of Paul K. Danner, please include a short description of the principal businesses of both PAY2DAY Solutions, Inc. and Alliance MMA, Inc. Refer to Regulation S-K Item 401(e)(1).

Response:

The management section has been revised to provide a short description of the principal businesses of PAY2DAY Solutions, Inc. and Alliance MMA, Inc. in accordance with the Staff’s comment.

Policies and Procedures for Related Party Transactions, page 40

6.	We note your revisions in response to prior comment 13. However, your revisions do not address the standards that will be applied in deciding whether to approve a related party transaction. For example, you do not state whether any related party transaction would only be approved if it was on the same basis as an arms’ length transaction. Please further revise to provide such disclosure.

Response:

The prospectus has been revised to disclose that related party transactions will only be approved if they are on the same basis as an arms’ length transaction and approved by a majority of the disinterested directors in accordance with the Staff’s comment.

Sincerely,

/s/ Jeff Cahlon